PRIVATEBANCORP
INC.

2006 Annual Report

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This report contains certain forward-looking statements within th meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisio for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbo provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identifi by use of the words "believe," expect," "intend," "anticipate," estimate," "project," or similar expressions. Our ability to predict results or the actual effect of futu plans or strategies is inherently uncertain. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited t fluctuations in market rates of interest and loan and deposit pricing in our market areas, the effect of continued margin pressure on our earnings, deterioration in a set quality due to an economic downturn in the greater Chicago, Detroit, Milwaukee, St. Louis, Kansas City or Atlanta metropolitan areas, developments pertaining the previously announced employee fraud, the dollar amount of recovery, if any, on any insurance bond claim relating to the employee fraud, legislative or regulato changes, adverse developments in our loan or investment portfolios, slower than anticipated growth of our business or unanticipated business declines, unforesee difficulties in the integration of The PrivateBank - Atlanta or higher than expected operational costs, failure to get regulatory approval for a de novo federal savin bank in Kansas City, competition, failure to improve operating efficiencies through expense controls, and the possible dilutive effect of potential acquisitions, expa sion or future capital raises. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed o such statements. We assume no obligation to update publicly any of these statements in light of future events unless required under the federal securities laws.

focus execution continuity confidentiality lifetime relationships[sm]

Welcome. You Have Arrived.[sm]

PrivateBancorp, Inc., is the holding company for The PrivateBank - Chicago, The PrivateBank - St. Louis, The PrivateBank - Michigan, The PrivateBank - Wisconsin, and The PrivateBank - Georgia. The PrivateBank uses the European tradition of "private banking" as a model to develop lifetime relationships with our clients. Utilizing a team of highly qualified managing directors, The PrivateBank provides distinctive, highly personalized, premium financial services primarily to privately held businesses, affluent individuals, wealthy families, professionals, entrepreneurs, and real estate investors for their personal and professional interests.




What does it mean to reach

2006 PrivateBancorp, Inc., Financial Highlights



Diluted Earnings
per Share
(dollars)
0.68
0.99
1.22
1.46
1.76
02
03
04
05
06



Return on Equity
(percentage)
14.30
14.17
13.86
14.33
15.45
02
03
04
05
06



Net Income
(thousands)
10,551
17,747
25,333
30,914
37,846
02
03
04
05
06



Book Value
(dollars per share)
5.87
8.74
9.85
11.64
13.83
02
03
04
05
06


Non-Interest Income
(millions)
6.15
13.95
14.30
19.01
23.16
02
03
04
05
06


Net Interest Margin
(percentage)
3.47
3.66
3.67
3.57
3.46
02
03
04
05
06


Total Assets
(millions)
1,544.7
1,986.9
2,538.7
3,497.3
4,261.4
02
03
04
05
06


Total Loans
(millions)
965.6
1,224.7
1,653.4
2,608.1
3,500.0
02
03
04
05
06


Total Deposits
(millions)
1,205.3
1,547.4
1,872.6
2,823.4
3,551.0
02
03
04
05
06


Total Capital
(millions)
90.4
168.9
196.9
238.6
297.1
02
03
04
05
06






PRIVATEBANCOR
NASDAQ Listed [PVTB]
+2.8%

PVTB
NASDAQ
LISTED
A NASDAQ Global Select Company

Community Development

From the beginning, we have had a community focus. We operate separately chartered banks in our markets because we believe local management teams, local Boards of Directors and local business plans are the most effective way to serve local communities. By becoming part of the communities we serve, we have identified clients who we believe can, and do, benefit from our special brand of private banking. They have borrowed from us to develop their communities, have invested their wealth with us and have come to depend upon us to help them secure their financial future. With our success comes an obligation to give back to these very same communities, and we have done so in every market we are in by our service, our targeted lending and our growing level of community investments.

New Milestones

In 2006, we were named a NASDAQ Global Select Market company, and we are proud that we were also added to the NASDAQ Financial-100 Index. The NASDAQ Global Select Market has the highest initial listing standards of any exchange in the world based on financial and liquidity standards. NASDAQ has high standards and so do we. In November, we celebrated our relationship with NASDAQ when we were honored with the opportunity to ring the NASDAQ market-opening bell at Times Square in New York City. In August, we relocated our headquarters office to a much larger space in the center of Chicago's Loop. The new headquarters space gives us the physical agility we need to support the continued expansion of our Chicago and national franchise. However, continual enhancements to the other offices in our Chicago network bear mentioning too. In early 2006, we moved our offices in the Chicago suburbs of Oak Brook and Geneva into larger accommodations. These are important investments in our future and signify our long-standing commitment to our largest and foundation market in Chicago.

Our Best Days Are Ahead of Us

Time and events often bring great clarity and deep understanding. The vision we had 16 years ago to build a premier private banking company dedicated to serving a special niche group of clients in a manner that tailors financial services to fit their individual needs sounds simple, but at the time we started the Company this approach was largely unproven. Over time, we have validated our core business model and continue to enhance it. Nothing proves the success of our approach better than the 31 and 29 percent compounded organic growth, respectively, in our loan and core deposit balances between 2001 and 2006 and the 36 percent compounded growth in earnings per share over this same period.

As we look ahead, we also look back and reflect on the many people who have contributed to this Company from its beginning. One of those individuals is Michael Susman, who retired from our Board of Directors in early 2006. Mike was one of our founding directors, and, due to his commitment and counsel over those years, our Board of Directors named him director emeritus. On a personal note, I have known Mike for 37 years and look forward to continuing my strong friendship with him.

As we look to the future, we are committed to building our existing franchise through strong focused growth and continuing our national expansion into new markets. We believe we attract clients, top-performing commercial and private bankers and acquisition candidates because of our integrity and high ethical standards and because our vision of the premier bank with an exclusive private banking focus works. Everything we do at PrivateBancorp is driven by the needs of our clients and is based on listening to the people who honor us by banking with us. Building our Company into a national franchise while growing organically in our existing markets is a huge challenge that I am confident we can meet. That confidence runs through every office and every individual in our organization. Our people have built our Company and long to reach for even greater success. I am grateful to each of them for their ongoing commitment and contributions. Working together, they will propel us forward as we continue to build extraordinary long-term value for our stockholders.

Ralph B. Mandell
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

TO OUR STOCKHOLDERS, CLIENTS AND FRIENDS:

Our 2006 results of operations substantiate the vision we had when we started our Company 16 years ago. We are now a Company with over $4.3 billion in assets. I believe today more than ever in our business model and our unique culture and purpose. And I am confident that our best days remain ahead of us. Our future success will largely depend on three key elements – our willingness to *reach* beyond our past success, our ability to serve clients better than anyone else, and our skill in executing our business plan better than our peers.

We will thrive through a deliberate, focused effort to push our Company to new heights. Moreover, we will continue to rely on the fundamentals that brought us to where we are today, including our ever-expanding pool of first-rate Managing Directors, our passion for taking care of clients and their referrals and our constant striving for thoughtful, quality growth.

Quality Balance Sheet Growth

Between 2001 and 2006, we have grown our assets at a compounded annual rate of 29 percent. During this same period, our loans and core deposits have grown at compounded annual rates of 35 percent and 33 percent, respectively. This growth trend carried through 2006 as well, with total loans growing 34 percent to $3.5 billion at year-end 2006 and total deposits growing 26 percent to $3.6 billion at year-end 2006. However, growth for the sake of growth is not our goal. We seek to drive investor returns by emphasizing and achieving high-quality balance sheet growth. We believe there is no better demonstration of the quality of our balance sheet expansion than the performance of our loan portfolio. In 2006, we charged off only 0.03 percent of our total loans. In addition, at year-end 2006, only 0.25 percent of our total loans were non-performing. Results like this do not happen by accident. Credit quality is fundamental to the way we run our business, and we emphasize quality in the execution of our lending function.

We believe that quality balance sheet growth requires hiring professionals who attract quality clients and have the professional skills to manage business risk. During 2006, we increased our employees from 386 at year-end 2005 to 471 as of year-end 2006. Many of the new employees were added as a result of our expansion activities. The increase in our headcount also includes high-caliber Managing Directors who joined us from other well-known organizations. We believe our hiring success is attributable to our unique high-performance culture, our accomplishments as a Company and our Company's future prospects. As our Company's footings and geographic reach have grown, we have taken steps to continue to enhance our management infrastructure and capabilities for managing enterprise risk. For example, in 2006, Christopher Zinski joined our Company as General Counsel, having previously been a partner in a major Chicago law firm.

Strength in Earnings

High quality balance sheet growth explains, in part, the success we have had propelling earnings forward each year. Our 2006 net income of $1.76 per diluted share represents a 21 percent increase in diluted earnings per share over 2005. We have achieved strong earnings growth through effective management of our interest rate risk and, as mentioned, the credit risk that is inherent in the banking business. Our growth in earnings in 2006 is particularly impressive given the adverse operating conditions most banks encountered during the second half of the year.

Interest rates on the ten-year U.S. Treasury bond fell below the Federal Funds rate, creating for a time a flat and then eventually inverted yield curve. In a normal interest rate environment, the long end of the bond market is higher than the short end of the market by a meaningful amount. The inversion of the yield curve caused our loan yields to trend downward in the second half of the year, while our funding costs increased. This is a market phenomenon that happens from time to time, and it caused our net interest margin to compress, giving us less cushion to absorb our operating expenses.

We do not have a crystal ball when it comes to predicting future interest rates, but in the short term, we believe the inverted yield curve will persist. We have offset some of the adverse effects of the inverted yield curve through our strong loan growth, but loan volume alone cannot mitigate its effects on the net interest margin. Therefore, we continue to manage our expenses with a goal of maintaining sustained earnings growth for our franchise. Managing this way will never affect our level of client service or the priority we put on our national expansion into additional major metropolitan areas.

Development of a National Franchise

We have validated through performance that our model can be exported to dynamic markets throughout the United States through either the acquisition of a business bank or the creation of a de novo bank.

We first stepped outside of Chicago in 2000 when we opened a new bank in St. Louis, Missouri. The PrivateBank – St. Louis is now a $421 million bank. In a second move, we purchased a bank in Bloomfield Hills, Michigan, in 2005. Since its acquisition, The PrivateBank – Michigan has increased its assets by 67 percent to $572 million. Also, in early 2005 we began to build a bank in Milwaukee, The PrivateBank – Wisconsin, which opened under its own charter on January 2, 2007. Already, The PrivateBank – Wisconsin has turned a profit and has accumulated approximately $100 million in assets.

We enter new markets using a deliberate and thoughtful approach to acquiring market share among a niche group of privately held businesses, affluent individuals, wealthy families, professionals, entrepreneurs, and real estate investors. This is the approach that has worked for us in Chicago and in our new markets as well. For instance, in 2006, The PrivateBank – St. Louis added a new office in affluent Chesterfield, Missouri, one of the area's fastest-growing suburbs. We constantly evaluate expansion opportunities in each of our markets, relying on the judgment of the local management teams because they have the market and community knowledge to make strategic expansion decisions.

In August 2006, we announced the acquisition of Piedmont Bancshares, Inc., our first expansion outside of the Middle West. The Piedmont acquisition closed in December 2006, and the bank has been renamed The PrivateBank – Georgia. This is now a $281 million bank with three offices and is headquartered in the affluent Atlanta neighborhood of Buckhead. Atlanta is a dynamic and vibrant city with strong potential for growth. Piedmont's President and CEO, Brian Schmitt, is now Chairman and CEO of The PrivateBank – Georgia and brings the continuity and enthusiasm of his strong and entrepreneurial team of commercial and private bankers.

Shortly after announcing our acquisition of Piedmont, we announced the formation of a de novo bank in Kansas City, Missouri, to be led by Chief Executive Officer Cal Kleinmann, the former Executive Vice President and head of private banking for a prominent Kansas City financial institution. Cal brings a team of senior bankers including President Paul Clendening to our organization. He and his team have established an office of The PrivateBank – St. Louis in Kansas City pending receipt of regulatory approval to establish a stand alone bank there. We already have a strong pipeline of loan and deposit business in the Kansas City market and the opportunity to hire seasoned bankers there to support our growth.

We are highly selective and disciplined regarding the banks we buy and the management teams we attract for our de novo banks. In each of these expansion steps, our focus is on the quality of the people we bring into our organization. The quality of our investments in human capital is paramount to our long-term success. The people are so important to us that we acquire banks only where we are comfortable keeping virtually all the employees of the target bank after the acquisition. In our Michigan and Atlanta acquisitions, the senior management team and virtually every employee remain with us today, contributing to the ongoing success of their franchises and ours. This same philosophy underlies the execution of our de novo expansion.

We are committed to growing our franchise nationally into dynamic markets supported by the strong foundation we have built in Chicago. No U.S. market is beyond our reach now. We believe we will have a number of attractive opportunities to expand our franchise into growing and affluent markets throughout the United States.

New Lending Emphasis

While we are proud of what we have accomplished and look optimistically to the future, we know that our future success depends on our ability to adapt to our marketplace and the changes resulting from the growth in our organization. When we determine that our clients need access to new services, we find ways to meet their needs.

Since our inception 16 years ago, we have had great success in building a highly profitable commercial real estate lending portfolio. Our non-real-estate commercial and industrial (C&I) lending is becoming a more important part of our lending focus, as our clients desire access to more C&I lending resources. We recognized the need to put more structure and emphasis on this element of our portfolio growth going forward. To that end, we hired Managing Director Jerry Feldman in 2006 to lead our C&I lending group. Jerry brings 25 years of C&I lending experience, including experience earned at some of the nation's largest banks. Through his efforts, we will continue to grow this component of our portfolio in order to attract commercial lending clients and their associated deposit accounts.

Growth in Wealth Management Services

Many banks try to offer wealth management services to their banking clients but fail because their "one size fits all" approach is ineffective when counseling affluent clients. Our European private banking model – a lifetime relationship with services customized to an individual's needs – naturally attracts wealth management clients searching for investment advisory, asset management, financial and tax planning and trust services. Our wealth management fee income grew by 40 percent from $9.9 million in 2005 to $13.9 million in 2006. Our wealth management assets under administration now exceed $2.9 billion, growing 19 percent in 2006 compared to 2005. This unit of our business is led by Wallace Head, who brings years of experience serving wealthy individuals and families. In 2007, we are moving forward with the creation of a national trust company that will allow us to centralize our wealth management business on one platform and give us the flexibility we need to serve our clients nationwide.

A Letter to Stockholders

Ralph B. Mandell
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

"I have always believed that our kind of people enjoy delivering for our clients and are having fun doing it. We know that people who love what they do excel. They are motivated. They are energized. They are committed. They have an enormous competitive advantage over those who do not."

~ Ralph B. Mandell



Our company has been known for growth, for achievement, for focus, for our unique brand and culture, for integrity, and for our commitment to our people, our clients, and our communities.

As we look to the future, we will build on our record and we will continue to reach . . .



to reach beyond.

Expanding our Reach

Our commitment to continue to build within our existing markets and the importance of our focus on organic growth were again evident in 2006 We relocated our Chicago bank to 70 West Madison, bringing both convenience to clients with our second-*floor* mezzanine client service area and a greatly expanded and more organized professional footprint to our main operations, wealth management and lending areas. We moved our Oak Brook and Geneva, Illinois offices to larger quarters within their existing markets to better serve clients. And we opened a new office of our St. Louis bank in the fast-growing west suburban Chesterfield, Missouri market. In addition, in January 2007 our Wisconsin bank reached a new milestone, as it became a newly chartered national bank. Later in 2007, we will relocate our Wilmette, Illinois office to larger, more professional space on the North Shore.



opposite page
Colleen A. Conaty – Georgia
Joy C. Manbeck – Georgia

this page
Anne L. Gagen – St. Louis
Charles W. Davis – St. Louis







opposite page
Jerry J. Feldman – Chicago

this page
Kymberly L. Sterling – Chicago
Christopher W. Hoste – Chicago
Julie K. Cuadros-Perry – Chicago


7.78
8.55
9.17
8.97
8.93
Average Assets per
Average Employees
(millions)
02
03
04
05
06

opposite page
Susan Lang-Berry – Oak Brook

this page
Derek C. Sammons – Oak Brook
Marcia A. Bowden – Chicago









Extending our Reach

Our continuing ability to build out our franchise across markets outside of Chicago is of key strategic significance to us.



opposite page
Randy Harris – Georgia

this page
Daniel C. Siadak – Chicago

In December, we closed our acquisition of the Piedmont Bank of Georgia, bringing The PrivateBank brand to the fast-growing southeastern region of the United States. With offices in the affluent Buckhead neighborhood of Atlanta and in Norcross, and a loan production office in Alpharetta, this was our first expansion beyond the Middle West. Late in the year, we also announced our intention to open a de novo bank in the County Club Plaza in the affluent Kansas City, Missouri market. We are currently open for business in that market and expect to have an independently chartered bank in full operation there by the summer of 2007.



All these initiatives signify the continued execution of our stated objective: to extend The PrivateBank brand to high-growth affluent markets.

Our expansion initiatives work because we have a unique, high-performance culture with strong leadership that promotes local decision-making, empowerment, and management and staff continuity in each market.



opposite page
MaryBeth Cottrill – Wisconsin

this page
Christopher C. Hainey – Oak Brook
Brian D. Schmitt – Georgia







opposite page
Ann Blickensderfer – Chicago

this page
Ellen P. Abell – Winnetka
John Paul Sweeney – Chicago
Robin M. Hill – Geneva
Mark G. Ganchiff – Chicago

Return on Average Assets
(percentage)



0.80
1.02
1.14
1.04
1.02
02
03
04
05
06

Reaching into our Communities

Wherever we expand, one constant is our continued, deep and enthusiastic commitment to the communities we serve. With our staff service hours, targeted investments, and lending, we ensure that our community reinvestment activities remain an integral component of our banking practice. Here is a small sampling of our activities:

In Chicago, our employees performed nearly 2,000 hours of community volunteer service with organizations such as the Tax Assistance Program and Operation Hope and by serving on Boards and Committees of another 34 CRA-qualified organizations. In Milwaukee, we provided a substantial line of credit to the Milwaukee Economic Development Corporation (MEDC) to expand their loan portfolio for startup businesses in economically distressed areas of the City, and we are active participants in the Local Initiatives Support Corporation (LISC). In St. Louis, we actively supported the St. Louis Equity Fund; Beyond Housing; Doorways, Inc.; the St. Louis Business Development Fund and many others. In Michigan, we continue to actively participate in Lighthouse's foreclosure prevention program, and will become involved in the Great Lakes Capital Fund, a non-profit community development finance corporation.







"The hand cannot reach higher than does the heart."

— Orison S. Marden

Reaching our Clients

Our singular commitment to serving clients and their desire to drive referrals to us continues to fuel our growth.

In 2006, we grew our managing director group by 34 to 148 at year-end. Each new managing director brings a substantial contact base with which to build our business, as well as the dedication, entrepreneurial spirit, high ethical standards, and enthusiasm required to serve our clients. The current landscape of continued banking industry consolidation and its inherent disenfranchisement of our target client provides us with an ever-growing source of business in each of our markets and fuels our optimism about the future.

And with each new client comes the potential of key referrals, which have become one of our primary sources of new business generation across our franchise over the years.





this page
Bernard K. Mayle – Chicago
Kaleen A. Barbera – St. Charles







opposite page
Christopher J. Zinski – Chicago

this page
Robert A. Moore – Oak Brook
John J. Presburg – Lake Forest
John T. Schmidt – St. Charles
Susan P. Vonder Heide – Chicago


1,239.8
1,494.9
1,727.5
2,436.8
2,902.2
02
03
04
05
06

Wealth Management Assets
under Management
(millions)

Reaching for new Opportunities

We are actively engaged in evaluating expansion opportunities in both the banking and wealth management arenas in several key, rapidly growing, affluent metropolitan markets across the country as we build out our franchise. Because our target client group is the fastest-growing segment of the population, we remain optimistic about our prospects for growth and the desirability of our brand in new markets.

To better position our wealth management area for the future, we are currently in the process of establishing a national trust company. Utilizing branding similar to that of our existing foundation, we continue to have high expectations for the growth of this key, fee-income-generating business under its current leadership and new platform.







opposite page
Richard A. Powers – Chicago
Julie M. Gust – Michigan

this page
Calvin R. Kleinmann – Kansas City
Paul C. Clendening – Kansas City
Allison M. Mandell – Chicago

"Ah, but a man's reach should exceed his grasp. Or what's a heaven for?"

— Robert Browning





Reaching into the Future

The strength of The PrivateBank model continues to be grounded in the timeless core principles of *focus, execution, continuity, confidentiality* and *lifetime relationships*. With the prospects of a growing managing director group, several new markets that meet our criteria, our continuing ability to execute, and our firm commitment to our distinctive culture and values, we remain convinced that the future remains very positive for us.


NASDAQ WELCOMES
PRIVATEBANCORP, INC.
NOVEMBER 20, 2006
PRIVATEBANCORP INC
NASDAQ

PVTB
NASDAQ®
LISTED
A NASDAQ Global Select Company

Market Cap
(millions)


194.5
446.3
657.5
746.4
917.3
02
03
04
05
06

Net Income per
Average Employee
(thousands)


62
87
105
93
92
02
03
04
05
06

PVTB Year-End
Stock Prices


$12.62
$22.65
$32.23
$35.57
$41.63
02
03
04
05
06

Financial Report

PrivateBancorp, Inc.

In thousands, except per share data | Fiscal years ended December 31

Income Statement Data:	2006	% Change
Net Interest Income	$117,474	22%
Less: Provision for Loan Losses	6,836	5%
Non-Interest Income	23,162	22%
Non-Interest Expense (Includes minority interest expense)	79,396	26%
Income Before Income Tax	54,404	19%
Less: Income Tax Provision	16,558	11%
Net Income to Common Stockholders	$37,846	22%
Per Share Data:		
Net Income (Diluted)	1.76	21%
Dividend	0.24	33%
Book Value	13.83	19%
Actual Shares Outstanding (Period end)	22,035	5%
Profitability and Operating Ratios:		
Return on Average Assets (ROA)	1.02%	
Return on Average Total Equity (ROE)	15.45%	
Net Interest Margin (FTE)	3.46%	
Efficiency Ratio	54.45%	
Net Income Per Average Employee	92	
Average Assets / Average Employees	$8,930	
Market Cap	$917,319	23%
Balance Sheet Data:		
Total Assets	$4,261,391	22%
Total Loans	$3,499,988	34%
Total Deposits	$3,551,013	26%
Total Stockholders' Equity	$297,124	25%
Total Equity / Total Assets	6.97%	
Loans to Deposits	98.6%	
Wealth Management Assets Under Management	$2,902,205	19%
Asset Quality Ratios:		
Non-Performing Loans / Total Loans	0.25%	
Allowance for Loan Losses / Non-Performing Loans	380%	
Allowance for Loan Losses / Total Loans	1.09%	
Non-Accrual Loans / Total Loans	0.11%	
Net Charge-Offs / Average Loans	0.03%	
Non-Performing Assets / Total Assets	0.23%	

2005	2004	2003	2002
$96,400	$73,542	$57,140	$40,600
6,538	4,399	4,373	3,862
19,010	14,299	13,948	6,149
62,993	48,462	42,340	29,298
45,879	34,980	24,375	13,589
14,965	9,647	6,628	3,038
$30,914	$25,333	$17,747	$10,551
$1.46	$1.22	$0.99	$0.68
$0.18	$0.12	$0.08	$0.05
$11.64	$9.85	$8.74	$5.87
20,984	20,400	19,707	15,408
1.04%	1.14%	1.02%	0.80%
14.33%	13.86%	14.17%	14.30%
3.57%	3.67%	3.66%	3.47%
52.37%	52.26%	56.78%	59.02%
93	105	87	62
$8,966	$9,173	$8,546	$7,784
$746,399	$657,495	$446,272	$194,454
$3,497,308	$2,538,665	$1,986,915	$1,544,723
$2,608,067	$1,653,363	$1,224,657	$965,641
$2,823,382	$1,872,635	$1,547,359	$1,205,271
$238,629	$196,921	$168,947	$90,402
6.82%	7.76%	8.50%	5.85%
92.4%	88.3%	79.1%	80.1%
$2,436,766	$1,727,479	$1,494,881	$1,239,779
0.04%	0.15%	0.09%	0.14%
2201%	751%	1343%	828%
1.13%	1.15%	1.23%	1.20%
0.03%	0.07%	0.00%	0.08%
-0.01%	0.04%	0.08%	0.07%
0.04%	0.10%	0.06%	0.09%

Boards of Directors

PrivateBancorp, Inc., and The PrivateBank and Trust Company

Ralph B. Mandell	*Chairman, President and Chief Executive Officer*
Donald L. Beal	President - Arrow Lumber
William A. Castellano	Chairman and Chief Executive Officer - WorkNet, Inc.
Robert F. Coleman	Principal - Robert F. Coleman & Associates
Gary S. Collins*	Vice Chairman
Patrick F. Daly	Founder and Chief Executive Officer - The Daly Group, LLC
William A. Goldstein	President - Lodestar Investment Counsel, LLC
James M. Guyette	President and Chief Executive Officer - Rolls Royce North America, Inc.
Wallace L. Head*	Chief Executive Officer of Wealth Management Services
Richard C. Jensen	Chairman and Chief Executive Officer - The PrivateBank - St. Louis
Philip M. Kayman	Special Counsel - Global Hyatt Corporation
Dennis L. Klaeser*	Chief Financial Officer
Cheryl Mayberry McKissack	Chairman and Chief Executive Officer - NIA Enterprises
Hugh H. McLean*	Vice Chairman
Thomas F. Meagher	Chairman and Chief Executive Officer - Professional Golf Cars of Florida
William J. Podl	Chairman and Chief Executive Officer - Doran Scales, Inc.
David T. Provost*	Chairman and Chief Executive Officer - The PrivateBank - Michigan
Edward W. Rabin	Former President - Hyatt Hotels Corporation
William R. Rybak	Private Investor
Alejandro Silva	Chairman of the Board - Evans Food Group, Ltd.
John (Jay) B. Williams	Chairman and Chief Executive Officer - The PrivateBank N.A. - Wisconsin

Board Members Only of Subsidiary - The PrivateBank and Trust Company

Board of Directors Emeriti

Naomi Tudor Borwell	Private Investor
Alvin J. Gottlieb	Private Investor
William R. Langley	Private Investor
Caren L. Reed	Retired, Vice Chairman - PrivateBancorp, Inc., and The PrivateBank and Trust Company
Michael B. Susman	Partner, Attorney at Law - Spitzer, Addis & Susman

The PrivateBank - Georgia

Brian D. Schmitt	Chairman and Chief Executive Officer
Anthony J. Mannino	Chief Financial Officer
Dan L. Decraene	Chief Executive Officer - Advance Realty Service, Inc.
Jo S. Hill	Chief Administrative Officer, EVP - MagnetBank
George T. Hovis	President - Hovis Homes, Inc.
J. Ridley Howard	Retired
Ralph B. Mandell	Chairman, President and Chief Executive Officer - PrivateBancorp, Inc.
Kenneth A. Orkin	Real Estate Investments
James A. Ruckstaetter	Chief Credit Officer - PrivateBancorp, Inc.

The PrivateBank - Michigan

David T. Provost	Chairman and Chief Executive Officer
Robert M. Burch	Vice Chairman
Patrick M. McQueen	President and Chief Operating Officer
Max A. Berlin	President and Chief Executive Officer - MeasureComp, LLC
Donald A. Coleman	Chairman and Chief Executive Officer - GlobalHue
Gary S. Collins	Vice Chairman - The PrivateBank - Chicago
Ralph B. Mandell	Chairman, President and Chief Executive Officer - PrivateBancorp, Inc.
Robert H. Naftaly	Member - Michigan State Tax Commission
Albert W. Papa	Chairman and Chief Executive Officer - Cambridge Financial Services, Inc.
Pamela E. Rodgers	Franchisee Owner, General Motors - Rodgers Chevrolet
Thomas L. Schellenberg, P.C.	President - Schellenberg & Associates
Gary H. Torgow	Founder, Chairman and Chief Executive Officer - The Sterling Group

as of March 1, 2007

The PrivateBank - St. Louis

Richard C. Jensen	*Chairman and Chief Executive Officer*
Allan D. Ivie, IV	*President and Chief Operating Officer*
Sanford B. Scott	*Vice Chairman*
Stephen S. Adams, III	*Private Investor*
R. Clark Amos	*Principal - Otis & Clark Properties*
Steven N. Cousins	*Partner - Armstrong Teasdale, L.L.P.*
Ralph B. Mandell	*Chairman, President and Chief Executive Officer - PrivateBancorp, Inc.*
Hugh H. McLean	*Vice Chairman - The PrivateBank - Chicago*
Parker B. Condie, Jr.	*President - Coin Acceptors, Inc.*
Jacob W. Reby	*Member - Lewis, Rice & Fingersh, L.C.*
Andrew M. Rosen	*Private Investor*
Jerome W. Thomasson	*President - Thomasson Advisory Group*
Patricia D. Whitaker	*President - Arcturis*

The PrivateBank N.A. - Wisconsin

John (Jay) B. Williams	*Chairman and Chief Executive Officer*
Tina Chang	*Chief Executive Officer - SysLogic, Inc.*
John B. Crichton	*The Shoreline Company*
Dennis L. Klaeser	*Chief Financial Officer - PrivateBancorp, Inc.*
Ralph B. Mandell	*Chairman, President and Chief Executive Officer - PrivateBancorp, Inc.*
Daniel J. Minahan	*President and Chief Operating Officer - Continental Properties Company, Inc.*
Cory L. Nettles	*Quarles & Brady*
Bruce E. Pindyck	*Meridian Industries*
James Rowe	*Rowe & Co.*
Mary Stanek Wehrheim	*President - Stanek Tool Corporation*

PrivateBancorp, Inc., Officers

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Dennis L. Klaeser
Chief Financial Officer

Thomas N. Castronovo
Chief Marketing Officer

Thomas J. Olivieri
Director of Operations

James A. Ruckstaetter
Chief Credit Officer

Paul A. Berley
Treasurer and Controller

Christopher J. Zinski
General Counsel and Corporate Secretary

Julie Cuadros-Perry
Director of SEC Reporting

Managing Directors

The PrivateBank - Chicago

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Gary S. Collins
Vice Chairman and Managing Director

Hugh H. McLean
Vice Chairman and Managing Director

Dennis L. Klaeser
Chief Financial Officer and Managing Director

Ellen P. Abell
Managing Director and Senior Trust Officer

James K. Badger
Managing Director

Steven A. Belser
Managing Director

Paul A. Berley
Managing Director and Treasurer

Constance J. Berman
Managing Director

Susan Lang Berry
Managing Director

Ann Blickensderfer
Managing Director and Senior Trust Officer

Marcia A. Bowden
Managing Director and
Director of Human Resources

Karen M. Bushy
Managing Director

Thomas N. Castronovo
Managing Director and Director of Marketing

Jerry J. Feldman
Managing Director

Mark G. Ganchiff
Managing Director and Senior Trust Officer

Nicholas S. Giuliano
Managing Director

Robert P. Griffiths
Managing Director

Christopher C. Hainey
Managing Director

Wallace L. Head
Managing Director and Chief Executive Officer
of Wealth Management Services

Lauren J. Henzel
Managing Director and Senior Trust Officer

David J. Hesselbein
Managing Director

Christopher W. Hoste
Managing Director and Investment Officer

Martin I. Klauber
Managing Director

Alan H. Kohn
Managing Director

Mark L. Kosiek
Managing Director

Christina M. Ksoll
Managing Director

David B. Lahl
Managing Director

Allison M. Mandell
Managing Director

Andrew C. Maychruk
Managing Director and Director
of Information Technology

Bernard K. Mayle
Managing Director and Director of Operations

Robert A. Moore
Managing Director

Kevin M. Murphy
Managing Director

Managing Director and
Senior Investment Officer

John J. Presberg
Managing Director

Joseph J. Priola
Managing Director

Jerome V. Rasnak
Managing Director

James A. Ruckstaetter
Managing Director and
Chief Credit Officer

Brian F. Ruos
Managing Director

Derek C. Sammons
Managing Director

John T. Schmidt
Managing Director and Senior Trust Officer

Alan M. Share
Managing Director

Daniel C. Siadak
Managing Director

John Paul Sweeney
Managing Director and Senior Trust Officer

Suzanne M. Timble
Managing Director and Senior Trust Officer

Susan P. Vonder Heide
Managing Director and
Senior Trust Operations Officer

James F. Wagner
Managing Director

Christopher J. Zinski
Managing Director, Corporate Secretary,
and General Counsel

The PrivateBank - Georgia

Brian D. Schmitt
Chairman and Chief Executive Officer

Anthony J. Mannino
Chief Financial Officer
and Managing Director

Sandra W. Fuller
Chief Credit Officer
and Managing Director

Joseph G. Wirtz, Jr.
Executive Vice President and Managing Director

Mark K. Hancock
Executive Vice President and Managing Director

Joy C. Manbeck
Managing Director

Randy R. Harris
Managing Director

The PrivateBank - Michigan

David T. Provost
Chairman and Chief Executive Officer

Patrick M. McQueen
President and Chief Operating Officer

Thomas W. Brown
Chief Financial Officer and Managing Director

Robert M. Burch
Vice Chairman and Managing Director

Ann M. Deering
Chief Credit Officer
and Managing Director

Patricia R. Botkin
Managing Director

Gary J. Cortner
Managing Director

James T. Dunn
Managing Director

Managing Director

Steven F. Milbeck
Managing Director

David R. Murray
Managing Director

Christine R. Otto
Managing Director

Deborah M. Pointer
Managing Director

The PrivateBank - St. Louis

Richard C. Jensen
Chairman and Chief Executive Officer

Allan D. Ivie, IV
President and Chief Operating Officer

Sanford B. Scott
Vice Chairman and Managing Director

John J. Kang
Managing Director and Senior Trust Officer

Charles W. Davis
Managing Director and
Chief Credit Officer

Anne L. Gagen
Managing Director

Mark A. Graham
Managing Director

Richard J. Sartori
Managing Director

The PrivateBank - Kansas City
(In Formation)

Calvin R. Kleinmann
Chairman and Chief Executive Officer

Paul C. Clendening
President and Chief Operating Officer

Sherman J. Titens
Managing Director and Chief Marketing Officer

Jennifer B. Bailey
Managing Director

Keith J. Sheridan
Managing Director

The PrivateBank N.A. - Wisconsin

John (Jay) B. Williams
Chairman and Chief Executive Officer

Mark N. Lemke
Managing Director

Thomas N. Tuttle, Jr.
Managing Director

The PrivateBank Mortgage Company

James F. Brady
Managing Director

Gale L. Lukat
Managing Director

Lodestar Investment Counsel, LLC

William A. Goldstein
President

Robert H. Dearborn
Senior Vice President and Managing Director

Peter W. Flanzer
Vice President and Managing Director

Kimberly A. Geary
Vice President and Managing Director

John J. Sobel
Managing Director

Associate Managing Directors

The PrivateBank - Chicago

Margaret M. Amato
Associate Managing Director

Kaleen A. Barbera
Associate Managing Director

Jody L. Brucato
Associate Managing Director

Gail I. Carpenter-VanGoethem
Associate Managing Director

Julie K. Cuadros-Perry
Associate Managing Director

Eric A. Ephraim
Associate Managing Director and Director of Accounting

Jane Frid-Shifrin
Associate Managing Director

Anne R. Hardinge
Associate Managing Director

Lori Hernandez
Associate Managing Director

Yvonne T. Heyden
Associate Managing Director

Robin M. Hill
Associate Managing Director

Carter R. Huhta
Associate Managing Director

J. Wesley Kott
Associate Managing Director and CRA Officer

Timothy S. McDonald
Associate Managing Director

Anthony J. Meyer
Associate Managing Director and Investment Officer

Thomas Papahronis
Associate Managing Director and Information Technology Operations Manager

John D. Papier
Associate Managing Director

Theresa Porter
Associate Managing Director and Trust Officer

Mary E. Reid
Associate Managing Director

Amy P. Roxas
Associate Managing Director

Cynthia J. Rundorff
Associate Managing Director

Susan C. Schmitt
Associate Managing Director

Kymberly L. Sterling
Associate Managing Director and Controller

Denise K. Wahlund
Associate Managing Director

Charles E. Weisfuss
Associate Managing Director and Trust Operations Officer

Scott David Welch
Associate Managing Director

The PrivateBank - Georgia

Colleen A. Conaty
Associate Managing Director

Glenda G. Fitzpatrick
Associate Managing Director

Ronald Fontenot
Associate Managing Director

David E. Harwell
Associate Managing Director

Derek M. Norred
Associate Managing Director

The PrivateBank - Kansas City

Chris J. Comfort
Associate Managing Director

The PrivateBank - Michigan

Ruth B. Carrigan
Associate Managing Director

Gloria A. Dopp
Associate Managing Director

Maria F. Dubiel
Associate Managing Director

Julie M. Gust
Associate Managing Director

Carolyn (Carrie) R. Meier
Associate Managing Director

Stefanie A. Nesi
Associate Managing Director

Vito J. Pianello
Associate Managing Director

Michael P. Sampson
Associate Managing Director

Michael A. Teaney
Associate Managing Director

The PrivateBank - St. Louis

David E. Bell
Associate Managing Director

Rosemary A. Bishop
Associate Managing Director

Beverly S. Camp
Associate Managing Director

Charles H. Clifford
Associate Managing Director

Diana M. Flower
Associate Managing Director

Richard J. George
Associate Managing Director

Deborah L. Gilbert
Associate Managing Director

Gayle B. Goddard
Associate Managing Director

Karen A. Karr
Associate Managing Director

Madelyn L. Ott
Associate Managing Director

John W. Slaid
Associate Managing Director

Eileen R. Spratt
Associate Managing Director

The PrivateBank N.A. - Wisconsin

Marybeth Cottrill
Associate Managing Director

Ellen J. Redeker
Associate Managing Director

James D. Roemer
Associate Managing Director

Advisory Boards

Illinois

DuPage County

William D. Boockford
Senior Managing Director - Mesirow Financial

David P. Bossy
Chairman - Mid-America Development Partners

Karen M. Bushy
Former Mayor - Village of Oak Brook

Kevin C. Connor
President - JDI Realty, LLC

Larry M. Donovan
Private Investor

Ronald P. Fox
President - R.P. Fox & Associates

Richard M. Gatto
Executive Vice President - The Alter Group

Nicholas G. Kekos
CPA - Nicholas G. Kekos, Ltd.

Robert C. Knuepfer
Partner - Baker & McKenzie

Thomas D. Marcucci
Vice President - Gonnella Baking Company

Edward Momkus
Partner - Momkus, McCluskey, Monroe, Marsh & Spyratos, LLC

Dr. Paul K. Rosenberg
President - Female Healthcare Associates, Inc.

Gary B. Rothbart
President - Rothbart Realty Company

Jay Sanders
President and Managing Principal - Professional Business Consultants, Inc.

Mark A. Tebbe
Chairman - Techra Networks

Kane County

Steven J. Baginski, D.D.S.
Owner - Steven J. Baginski D.D.S. & Associates, Ltd.

David W. Flatt, D.C.
Chiropractic Orthopedist - Greater Valley Medicine, S.C.

James A. Gaffney
General Manager - Gaffney's Protective Maintenance, Inc.

Brian Hiatt
Owner - Hiatt Produce, Inc.

Rev. Melinda B. Hinners-Waldie
Fox Valley Presbyterian Church

Michael R. Kluck
President - Prairie Mechanical, Inc.

James A. Morel
Chairman and Chief Executive Officer - JAM Consulting Group, Inc.

James C. Murray, III
Owner - Murray Properties, Inc.

William J. Podl
Chairman and Chief Executive Officer - Doran Scales, Inc.

Daniel A. Sergi
Owner - Wine Sergi & Company, LLC

Daniel L. Star
President - Centex Homes, Illinois

Lake Forest

Douglas Adler, M.D.
North Shore Gastroenterology, SC

Michael S. Basofin
President - The Cloverleaf Group, Inc.

Sheldon Brottman
Private Investor

Robert F. Carr, III
Former Chairman and Chief Executive Officer - Fiduciary Management Associates

Peter W. Flanzer
Managing Director - Lodestar Investment Counsel, LLC

Gary R. Janko
Principal - Janko & Company

Jeffry J. Pickus
Senior Vice President, Development - The Pickus Companies

Earl E. Rubinoff
President - The Rubinoff Group

Richard M. Swanson
President - R.M. Swanson & Associates, Inc.

Wilmette/Winnetka

Robert H. Dearborn, C.F.A.
Managing Director - Lodestar Investment Counsel, LLC

William Downey
Private Investor

Julie Floyd
President - Classic Kids, LLC

Scott L. Goodman
Principal - Sterling Bay Companies

Richard M. Horwood
Partner - Horwood, Marcus & Berk Chartered

Hersch M. Klaff
Managing Director - Klaff Realty LP

Kenneth F. Lieberman
Private Investor

Dennis C. Mullen
Retired, Managing Director - The PrivateBank and Trust Company

Gregory J. Purcell
Managing Director - Arbor Group, LLC

Caren L. Reed
Retired, Vice Chairman - PrivateBancorp, Inc., and The PrivateBank and Trust Company

Michael S. Shechtman
President - Fidelity Capital Investments, LLC

Michigan

Bloomfield Hills

F. Troy Barnhart
Senior Vice President of Investments - UBS Financial Services, Inc.

Harry T. Cendrowski
President - Cendrowski Selecky

Henry B. Cooney
President and Chief Executive Officer - Plunkett & Cooney

Stephen G. Eick
Vice President of Marketing - D.L. Tocco & Associates, Inc.

Janette Engelhardt
Realtor - Hall & Hunter

Pearl Holforty
President - Liberty BIDCO Investment Corporation

Ronald Hughes
President - Hughes Properties

W. Bruce Knight
Attorney - Knight & Firth Law Firm

Bruce MacDonald
Principal - Lieber!MacDonald Communication Strategists

Michael H. Obloy
President and Chief Executive Officer - Special Drill & Reamer Corporation

Kevin D. Poston
President and Chief Executive Officer - Professional Sports Planning, Inc.

Dr. William A. Ritter
Retired Minister - United Methodist Church

Peter Robinson
President - Robinson/Jeffrey Associates, Inc.

Shire Rothbart
Retired - The Taubman Company

David W. Schostak
President - Schostak Financial

Scott Steigerwald
Private Investor

Robert P. Ufer
President - Ufer & Spaniola, P.C.

Lynn Vance
Certified Financial Planner - Center for Financial Management One, LLC

Christine Winans
Realtor - Weir, Manuel, Snyder & Ranke Realtors

Grosse Pointe

John E. Boccaccio, M.D.
Physician - St. Clair Surgical Specialists, P.C.

Nanci M. Bolton
Realtor - Bolton-Johnston Associates

James E. Brock, Jr.
President - Middletons, LLC

George P. Dakmak
Partner - Fitzgerald & Dakmak, P.C.

Walter B. Fisher
Certified Public Accountant - Fisher & Co.

Thomas K. Fisher
Private Investor

John D. Hoben, Jr.
Realtor - Adlhoch & Associates

Edward J. Miller
Vice Chairman - Detroit Investment Fund

Susan G. O'Rourke-Hastings
President - O'Rourke Financial Planning

Thomas R. Quilter, III
Partner - Abbott, Nicholson, P.C., Attorneys at Law

Edward J. Russell, III
President - Russell Development Company

Scott A. Saurbier
Partner - Saurbier & Siegen, P.C.

James L. Schroth
President - JL Schroth Company

Peter R. Stroh
Senior Partner - J. Walter Thompson, U.S.A.

R. Thomas Vigliotti
President - Ralph Vigliotti Realty

Rochester

Kenneth D. Bilodeau
Attorney at Law – Kenneth D. Bilodeau

Glenda Byers-Raye
Realtor - Real Estate One

Roger C. Byrd, M.D.
President - Rochester Dermatology Clinic, P.C.

Penny M. Crissman
Director of Government Relations - Crittenton Hospital Medical Center

Diane Ebinger
Finance Manager - Oakland Animal Hospital, P.C.

William M. Fox
Owner - Bill Fox Chevrolet

Danny T. Hutchins, Sr., Ph.D.
President - DiHydro Services, Inc.

Robert M. Justin
Executive Vice President - Q Quest Corp.

J. Philip Lowman
Retired President - The Bank of Rochester

William H. Morgan
Retired Executive Vice President - Elias Brothers Restaurants

William R. Potere
Private Investor

Frank Rewold
President - Frank Rewold & Son, Inc.

John T. Scollin
Certified Public Accountant - Scollin & Luth, P.C.

Loren Siffring, M.D.
Retired - Physician

Brad Upton
Chief Executive Officer - Dillman and Upton

Missouri

St. Louis

Barbara P. Agatstein
President - Wee Ones, Inc.

Benjamin Ola Akande, Ph.D.
Dean - Webster University School of Business and Technology

Thomas L. Benson, III
Partner - Benson & Guest, L.L.P.

Arthur D. Bond, III
President - Bond + Wolfe Architects, Inc.

Michael F. Burns, M.D.
Physician - Mid-County Orthopaedic Surgery

Thomas T. Cooke
Principal - Safe Harbor Yacht Sales, Inc.

James A. Francis
Vice President, General Manager - Lupton Chapel

Elizabeth B. Freeman
President - Planned Parties, Inc.

William M. French
President - W.M. French Buyer's Real Estate Services

Glenn B. Guenther
Principal - Discovery Group

Stephen G. Jansen
Managing Director - AON Risk Services

Jefferson L. Miller, Jr.
Partner - Adamson Advertising, Inc.

Michael C. Mullenix
President - The Mullenix Companies

Robert A. Noyes
President - The Noyes Group

Mark J. Proctor
Principal - P&P Restaurant, Inc.

H.G. Schwartz, Jr., Ph.D.
Private Investor

Milton P. Wilkins, Jr.
Principal - Roman, Butler, Fullerton & Co.

Chesterfield

Cyrus Alizadeh, D.D.S.
Orthodontist - Alizadeh Orthodontics, P.C.

Sonja Gotto
Chief Executive Officer - Advanced Resources

Jan Hess
Administrator - St. Luke's Hospital

Kathleen Higgins
President - Sachs Properties, Inc.

Jack Holleran
Principal - Holleran Duitsman Architects

Ted Liebeg, Sr.
President - Trend Manufacturing Company

Bradley A. Rosencrans
President - Bram Realty

Bryce Salvador
Managing Member - The Hockey Academy of St. Louis, LLC

John R. Schnurbusch, CPA
Partner - Schnurbusch, Moore & Associates, LLC

Homer Sedighi, DMD
Dentist - Homer Sedighi, DMD

Ron Travers
Chairman and Chief Executive Officer - Premium Retail Services


South Dakota
Minnesota
Wisconsin
Milwaukee
Michigan
Detroit
Iowa
Chicago
Nebraska
Illinois
Indiana
Ohio
Kansas City
St. Louis
West Virginia
Kansas
Missouri
Kentucky
Virginia
Tennessee
North Carolina
Oklahoma
Arkansas
South Carolina
Atlanta
Mississippi
Alabama
Georgia
Texas
Louisiana

Visit us online at www.pvtb.com

Toll-Free Illinois
(800) 662-7748
Toll-Free Kansas City
(866) 706-0123
Toll-Free Michigan
(800) 562-6224
Toll-Free St. Louis
(877) 605-5405
Toll-Free Wisconsin
(866) 904-7228


ILLINOIS
LAKE FOREST
WINNETKA
WILMETTE
ST. CHARLES
GENEVA
OAK BROOK
GOLD COAST
MORTGAGE COMPANY
LODESTAR
CHICAGO


ATLANTA


BLOOMFIELD HILLS
GROSSE POINTE FARMS


MISSOURI – EAST
CHESTERFIELD
ST. LOUIS


MISSOURI – WEST
KANSAS CITY
(In Formation)


WISCONSIN
MILWAUKEE

PrivateBancorp, Inc., Locations

PrivateBancorp, Inc., has eighteen strategically located banking offices in five states serving the greater Atlanta, Chicago, Detroit, Kansas City, Milwaukee and St. Louis metropolitan areas.

The PrivateBank

Illinois Offices

70 West Madison
Chicago, Illinois 60602
312-683-7100

149 East Walton Place
Chicago, Illinois 60611
312-238-8500

501 West State Street
Geneva, Illinois 60134
630-845-4830

920 South Waukegan Road
Lake Forest, Illinois 60045
847-615-3030

1110 Jorie Boulevard
Oak Brook, Illinois 60523
630-516-0900

24 South Second Street
St. Charles, Illinois 60174
630-762-0090

517 Green Bay Road
Wilmette, Illinois 60091
847-853-3900
Closing as of May 4, 2007

5260 Old Orchard Road
Skokie, Illinois 60077
847-853-3900
Opening as of May 7, 2007

1000 Green Bay Road
Winnetka, Illinois 60093
847-441-4400

Georgia Offices

3423 Piedmont Road
Suite 125
Atlanta, Georgia 30305
404-926-2400

3169 Holcomb Bridge Road
Suite 202
Norcross, Georgia 30071
770-840-2600

Georgia LPO Office
4625 Alexander Drive
Suite 125
Alpharetta, Georgia 30022
770-740-2880

Michigan Offices

38505 Woodward Avenue
Suite 1300
Bloomfield Hills, Michigan 48304
248-644-2301

63 Kercheval Avenue
Suite 111
Grosse Pointe Farms, Michigan 48236
313-885-0351

440 Main Street
Rochester, Michigan 48307
248-652-9500

St. Louis Offices

500 Chesterfield Center
Suite 100
Chesterfield, Missouri 63017
636-736-2200

1401 South Brentwood Boulevard
2nd Floor
St. Louis, Missouri 63144
314-301-2200

Kansas City Office
(In Formation)

Plaza Colonnade
On the Country Club Plaza
4801 Main Street
Kansas City, Missouri 64112
816-286-1500

Wisconsin Office

743 North Water Street
Milwaukee, Wisconsin 53202
414-291-7100

The PrivateBank Mortgage Company

640 North LaSalle Street
Suite 557
Chicago, Illinois 60610
312-329-6440

Lodestar Investment Counsel, LLC

208 South LaSalle Street
Suite 1710
Chicago, Illinois 60604
312-630-9666

"We can reach our potential, but to do so, we must reach within ourselves. We must summon the strength, the will, and the faith to move forward – to be bold – to invest in our future."

— John Hoeven

Dedicated to Building and Preserving Wealth™

The company's common stock is listed on the NASDAQ Exchange under the symbol "PVTB"

PVTB NASDAQ LISTED
A NASDAQ Global Select Company

Stock Transfer Agent
Illinois Stock Transfer Company
209 W. Jackson Blvd., Suite 903
Chicago, IL 60606
(312) 427-2953

Investor Relations
Please contact our
Corporate Secretary
(312) 683-7100

original photography by
Heimo

JC Nichols Fountain image provided by
Kansas City Convention & Visitors Association

END

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